Exhibit 99.1

noco-noco Inc Receives A Determination Letter From Nasdaq

Singapore August 21, 2024 - On August 16, 2024, noco-noco Inc. (the “Company,” Nasdaq Symbol: NCNC) received a second determination letter from The Nasdaq Stock Market LLC, notifying the Company as follows:

On February 6, 2024, Staff notified the Company that for the previous 30 consecutive trading days the market value of its listed securities had been below the minimum $35,000,000 required for continued listing as set forth in Listing Rule 5550(a)(2). Therefore, in accordance with Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until August 5, 2024, to regain compliance with Listing Rule 5550(a)(2), and the Company has not regained compliance to date. Accordingly, this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

This is formal notification that the Nasdaq Hearings Panel (the “Panel”) will consider these matters in their decision regarding the Company’s continued listing on The Nasdaq Capital Market. In that regard, the Company should present its views with respect to these additional deficiencies to the Panel in writing no later than August 21, 2024.

“We understand that listing our shares on Nasdaq is crucial for our shareholders because of the exchange's benefits in liquidity and pricing efficiency. Acknowledging the advantages of Nasdaq, we are dedicated to improving our corporate performance to meet the exchange's ongoing listing criteria.”, stated Mr. Masataka Matsumura, CEO and Director of noco-noco Inc.

For inquiries, please email:

investor@noco-noco.com

Read more about noco-noco:

https://noco-noco.com/

About noco-noco:

noco-noco Inc. (Nasdaq NCNC) is a technology solutions provider working to accelerate the global transformation to a decarbonized economy. Building its business on X-SEPA™ — the revolutionary battery separator technology developed in Japan and designed for long-lasting and high heat-resistant performance— noco-noco addresses the need for clean, affordable, and sustainable energy storage solutions.

Safe Harbor Statement:

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and information currently available to noco-noco. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections, or other characterizations of future events or circumstances, the markets in which noco-noco operates as well as any information concerning possible or assumed future results of operations of noco-noco, are also forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although noco-noco believes that it has a reasonable basis for each forward-looking statement contained in this communication, noco-noco cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. noco-noco cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the impact of the global pandemic like COVID-19, the outcome of any potential litigation, government or regulatory proceedings, and other risks and uncertainties. There may be additional risks that noco-noco presently does not know or that noco-noco currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by noco-noco and its respective directors, officers or employees or any other person that noco-noco will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of noco-noco as of the date of this communication. Subsequent events and developments may cause those views to change. However, while noco-noco may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of noco-noco as of any date subsequent to the date of this communication.